SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Westmoreland Resource Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

691807101

(CUSIP Number)

Jennifer S. Grafton

c/o Westmoreland Coal Company

9540 South Maroon Circle

Suite 200

Englewood, CO 80112

Tel: (855) 922-6463

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

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(Continued on following pages)

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1	NAME OF REPORTING PERSON Westmoreland Coal Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,512,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,512,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,512,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.01% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Calculated in accordance with Rule 13d-3 based on an aggregate of 5,711,636 of the Issuer’s Common Units (as defined below) outstanding as of February 12, 2015.

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Item 1. Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the common units representing limited partner interests (“Common Units”) of Westmoreland Resource Partners, LP (the “Issuer”). The Issuer’s executive office is located at 9540 South Maroon Circle, Suite 200, Englewood, Colorado 80112.

Item 2. Identity and Background.

(a)	Name of Reporting Person:

Westmoreland Coal Company, a Delaware corporation.

(b)	Principal business address and principal office address of Reporting Person:

9540 South Maroon Circle

Suite 200

Englewood, Colorado 80112

(c)	Principal business of Reporting Person:

Westmoreland Coal Company is an energy company with coal operations including sub-bituminous and lignite coal mining in the Western United States and Canada, a char production facility, and a 50% interest in an activated carbon plant. Its power operations include ownership of a two-unit coal-fired power plant in North Carolina.

Certain information required by this Item 2 concerning the officers and directors of the Reporting Person is set forth on Schedule A, attached hereto, which is incorporated into this Item 2 by reference.

(d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the entities or persons identified in this Item 2 has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the natural persons identified in this Item 2 is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On December 31, 2014, pursuant to the terms of a Contribution Agreement (the “Contribution Agreement”), dated October 16, 2014, between the Issuer and the Reporting Person, the Reporting Person contributed to the Issuer (the “Contribution”) 100% of the membership interests in the Reporting Person’s wholly owned subsidiary, Westmoreland Kemmerer Fee Coal Holdings, LLC, a Delaware limited liability company (“WKFCH”). WKFCH holds fee simple interests in certain coal reserves and related surface lands at the Reporting Person’s Kemmerer Mine in Lincoln County, Wyoming. The Contribution was made in exchange for 4,512,500 Common Units of the Issuer (the “Acquired Units”), which represents 79.01% of the Issuer’s outstanding Common Units at January 31, 2015, after taking into account the restructuring of the Issuer in connection with the transactions described in Item 4 below.

Item 4. Purpose of Transaction.

The purpose of the Reporting Person’s acquisition of the Acquired Units is for investment. The Contribution was made in connection with (a) the Reporting Person’s acquisition of the Issuer’s general partner (the “GP”) pursuant to a Purchase Agreement, dated October 16, 2014, among the Reporting Person, AIM Oxford Holdings, LLC, C&T Coal, Inc., Jeffrey M. Gutman, Daniel M. Maher, and the Warrantholders party thereto (the “Purchase Agreement”), and (b) the amendment and restatement of the Issuer’s limited partnership agreement (such agreement, the “Amended and Restated Partnership Agreement”) as described in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “Commission”) on December 1, 2014. The GP holds 100% of the general partner interests and incentive distribution rights in the Issuer, as described in the Amended and Restated Partnership Agreement. In addition to the Acquired Units, the Reporting Person holds 100% of the liquidation units of the Issuer, as described in the Amended and Restated Partnership Agreement. The Reporting Person’s acquisition of the GP, the Contribution and the entry into the Amended and Restated Partnership Agreement are referred to collectively as the “Westmoreland Transactions”.

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References to, and descriptions of, the Common Units, the Amended and Restated Partnership Agreement, the Purchase Agreement and the Contribution Agreement throughout this Schedule 13D are qualified in their entirety by the Amended and Restated Partnership Agreement, the Purchase Agreement and the Contribution Agreement, which are incorporated by reference into this Schedule 13D as set forth in Item 7 wherever such references and descriptions appear.

Although the Reporting Person does not have any specific plan or proposal to acquire, transfer or dispose of Common Units, consistent with its investment purpose, the Reporting Person at any time and from time to time may acquire additional Common Units or other securities of the Issuer and transfer or dispose of any or all of its Common Units, depending in any case upon an ongoing evaluation of the Reporting Person’s investment in the Common Units, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations.

As of January 6, 2015, in connection with the Westmoreland Transactions, the following directors were appointed to the board of directors (the “Board”) of the GP: Keith E. Alessi, Kevin A. Paprzycki, Jennifer S. Grafton, Robert T. Clutterbuck, Keith D. Horton and Kurt D. Kost.

Except to the extent any of the foregoing matters described in Item 3 or this Item 4 may be deemed a plan or proposal, the Reporting Person does not have any plan or proposal which relates to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a)	The information set forth in Rows 7 through 13 of the cover page hereto is incorporated herein by reference. The percentage amount set forth in Row 13 of the cover page hereto is calculated based on an aggregate of 5,711,636 Common Units outstanding as of February 12, 2015. The Reporting Person also owns 100% of the liquidation units of the Issuer, and through its ownership of the GP, has indirect ownership of 100% of the general partner interests and incentive distribution rights of the Issuer.

(b)	The information in Items 1 through 14 on each of the cover pages of this Schedule 13D is incorporated herein by reference in response to Item 5(b).

(c)	None.

(d)	The Reporting Person does not have any knowledge regarding whether any person, other than the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Acquired Units.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in Items 3 and 4, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

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Item 7. Material to be Filed as Exhibits.

Exhibit 1	Purchase Agreement, dated October 16, 2014, by and among AIM Oxford Holdings, LLC, C&T Coal, Inc., Jeffrey M. Gutman, Daniel M. Maher, the Warrantholders part thereto and Westmoreland Coal Company (incorporated by reference to Exhibit 10.6 to the Reporting Person’s Quarterly Report on Form 10-Q filed with the Commission on October 28, 2014).

Exhibit 2	Fourth Amended and Restated Agreement of Limited Partnership of Westmoreland Resource Partners, LP (formerly known as Oxford Resource Partners, LP) (incorporated by reference to Annex A to the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Commission on December 1, 2014).

Exhibit 3	Contribution Agreement, dated October 16, 2014, by and between Westmoreland Coal Company and Oxford Resource Partners, LP (incorporated by reference to Annex B to the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Commission on December 1, 2014).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015	WESTMORELAND COAL COMPANY

	By:	/s/ Jennifer S. Grafton
Jennifer S. Grafton
Secretary

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Exhibit Index

Exhibit 1	Purchase Agreement, dated October 16, 2014, by and among AIM Oxford Holdings, LLC, C&T Coal, Inc., Jeffrey M. Gutman, Daniel M. Maher, the Warrantholders part thereto and Westmoreland Coal Company (incorporated by reference to Exhibit 10.6 to the Reporting Person’s Quarterly Report on Form 10-Q filed with the Commission on October 28, 2014).

Exhibit 2	Fourth Amended and Restated Agreement of Limited Partnership of Westmoreland Resource Partners, LP (formerly known as Oxford Resource Partners, LP) (incorporated by reference to Annex A to the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Commission on December 1, 2014).

Exhibit 3	Contribution Agreement, dated October 16, 2014, by and between Westmoreland Coal Company and Oxford Resource Partners, LP (incorporated by reference to Annex B to the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Commission on December 1, 2014).

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SCHEDULE A

Officers and Directors of the Reporting Person

The name and principal occupation of the officers of Westmoreland Coal Company are set forth below. The business address of each is 9540 South Maroon Circle, Suite 200, Englewood, Colorado 80112.

Name	Principal Occupation
Keith E. Alessi	Director; Chief Executive Officer
Kevin A. Paprzycki	Chief Financial Officer and Treasurer
Joseph E. Micheletti	Executive Vice President
John A. Schadan	Executive Vice President
Jennifer S. Grafton	Senior Vice President and Chief Administrative Officer

The name and director role of the non-management directors of Westmoreland Coal Company are set forth below. The business address of each is 9540 South Maroon Circle, Suite 200, Englewood, Colorado 80112.

Name	Director Role
Terry Bachynski	Director
Gail E. Hamilton	Director
Michael G. Hutchinson	Director
Richard M. Klingaman	Director; Chairman of the Board
Craig R. Mackus	Director
Jan B. Packwood	Director
Robert C. Scharp	Director